November 7, 2017

DGSE Companies, Inc.

13022 Preston Road

Dallas, TX 75240

VIA EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	DGSE Companies, Inc. – CIK # 0000701719

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed April 14, 2017

File # 001-11048

Dear Mr. Thompson,

I am responding to your letter dated November 2, 2017, follow up comment regarding our response dated October 26, 2017.

Exhibits

1)	We note that your annual report is incorporated by reference in Form S-8 filed May 29, 2007 and Amendment No. 1 to Form S-3 filed June 29, 2007. As such, please amend to provide the consent of your independent registered public accounting firm or tell us why consent is not required.

Answer – Consent is not required, as the incentive and option plans underlying the referenced Form S-8 have expired, and all stock registered under the referenced Form S-3 was sold and, moreover, the Form S-3 expired by its terms.

Comment – We reviewed your response to comment 5. Reference is made to Item 9(a)(3) of Form S-8 filed May 29, 2007 which states that you undertake to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Please file a post–effective amendment which deregisters all securities remaining unsold at the termination of the offering. Refer to question 126.38 in Compliance and Disclosure Interpretations of Securities Act Forms for guidance as to what should be included in the post-effective amendment.

Answer – We filed Post-Amendment No. 1 to Form 8 November 7, 2017, terminating the effectiveness of the Registration Statement on Form S-8 originally filed May 29, 2007 and deregistering all unsold securities registered for sale under such Registration Statement pursuant to our 2006 Equity Incentive Plan and our 2004 Stock Option Plan.

Please contact me at (972) 587-4024 if the above will not suffice or if you have any questions or additional comments.

Sincerely,

/s/ Bret A. Pedersen

Bret A. Pedersen

Chief Financial Officer